Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Calumet GP, LLC:

We consent to the incorporation by reference in this registration statement on Form S-4 of Calumet Specialty Products Partners, L.P. and Calumet Finance Corp., of our report dated July 29, 2011, with respect to the balance sheets of the Superior Refining Business as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in net parent investment, and cash flows for each of the years in the three-year period ended December 31, 2010, which report appears in the Current Report on Form 8-K of Calumet Specialty Products Partners, L.P., filed on September 7, 2011, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Houston, Texas

December 16, 2011